January 4, 2008
Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Amanda McManus, Esq.- Branch Chief
Julie Bell, Esq.
Jeffrey Sears
Michael Fay

Re:	Platinum Studios, Inc. (the “Company”)
Amendment No. 2 to Registration Statement on Form SB-2
Filed December 14, 2007
File No. 333-145871

Ladies and Gentlemen:

We have set forth below the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) by letter dated December 28, 2007.  Each comment is followed by the Company’s response.

Prospectus
Cover Page

1.           We note your response to our prior comment 1 and reissue. Item 501(a)(9)(iv) of Regulation S-B requires the price to the public for the securities to be disclosed on the outside front cover page of the prospectus. In the absence of a market price, disclosing that shares would be sold at negotiated prices in negotiated transactions does not satisfy this requirement. Please provide a fixed price prior to effectiveness and file a post-effective amendment to switch to a market price only if the shares begin trading on a market. Make similar changes elsewhere in the registration statement and prospectus as appropriate. In addition, because the selling shareholders will be required to sell at the fixed price shown on the cover page, please explain to us the selling shareholders’ business reason for selling at the purchase price, thereby making no profit.

Response:

The Company has revised the cover page of the Prospectus to include a price of $0.20 at which the selling shareholders may sell their shares until a public market develops. The Company has also paid additional filing fees to reflect the price of $0.20.

In April 2007, the Company closed on the sale of 49,047,250 shares of common stock at $.10 per share.  At that time, the Company had not generated any significant revenue and the Company's business plan was, at the time, at best speculative.  Although the Company has continued to incur losses, the Company's business plan has shown validity in that it generated $1.8 million during the nine months ended September 30, 2007.  Although it continued to incur losses and its expenses increased significantly during the nine months ended September 30, 2007, largely as a result of the availability of funds from the sale of stock to the selling stockholders, the Company and the investors believe that the comic character market is a viable market, with an increasing number of potential outlets for the characters.  As a result, the Company believes that $0.20 reflects the Company's potential in the market, discounted for the risks inherent in any business in the entertainment segment, particularly a business that has yet to earn a profit.  The Company believes that its value has at least doubled since the investors purchased their shares pursuant to subscription agreements that were negotiated more than 14 months ago.

61 BROADWAY    NEW YORK, NEW YORK  10006
T 212-930-9700  F 212-930-9725   www.srff.com

Because of our Dependence on a Limited Number of Traditional Media … page 14

2.           Please update this risk factor to provide disclosure as of September 30, 2007.

Response: The Company has updated the risk factor to provide disclosure as of September 30, 2007.  Please see page 14 of the Registration Statement.

The Company is simultaneously herewith submitting a request for acceleration so that the Registration Statment is declared effective on Thursday January 10, 2008.

We trust that the foregoing appropriately addresses the issues raised by your recent comment letter.  Thank you in advance for your prompt review and assistance.

If you have any questions, please contact the undersigned.

Very truly yours,

/s/ Marcelle S. Balcombe
Marcelle S. Balcombe

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